SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For December 30, 2002




                               TELEX-CHILE S.A.
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       TELEX-CHILE S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

             1. A free English translation of a notice filed by the Company with the Chilean Superintendencia de Valores y Seguros on December 24, 2002.

Santiago, December 24, 2002

Mr. Alvaro Clarke de la Cerda
Superintendency of Securities and Insurance
Teatinos 120
Personal Delivery


                  Re: Agreements reached at the Shareholders Meeting
                      of TELEX-CHILE S.A., now CHILESAT CORP S.A.
                      Registration in Securities Registry N(degree) 0350


Dear Sir:

          On December 23, 2002 an Extraordinary Shareholders Meeting of Telex Chile S.A. was held, which was summoned by the Board of Directors, in which an agreement to change the name of the Company to CHILESAT CORP S.A. was reached.

Yours truly,


Alejandro Rojas Pinaud
   General Manager
     Chilesat Corp S.A.
     previously Telex-Chile S.A.


c.c.:    Santiago Stock Exchange
         Chilean Electronic Stock Exchange
         Valparaiso Stock Exchange

                               TELEX-CHILE S.A.

                                  SIGNATURES







Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                 TELEX-CHILE S.A.




                                 By:  /s/ Rodrigo Villa Mardel
                                    ---------------------------------------
                                      Name:   Rodrigo Villa Mardel
                                      Title:  Chief Financial Officer





Dated:  December 30, 2002